UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Sonoma Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83558L105

(CUSIP Number)

Daniel K. Turner III

Managing Director

Montreux Equity Partners V, L.P.

One Ferry Building, Suite 255

San Francisco, CA 94111

(650) 234-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2018

(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83558L105

1	Names of Reporting Persons Montreux Equity Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Source of Funds WC (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 571,428

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 571,428

11	Aggregate Amount Beneficially Owned by Each Reporting Person 571,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (2)

14	Type of Reporting Person PN

(1)  This Schedule 13D is filed by Montreux Equity Partners V, L.P., a Delaware limited partnership (“MEP V”), Montreux Equity Management V, LLC, a Delaware limited liability company (“MEM V”) and Daniel K. Turner III (“Turner” and together with MEP V and MEM V, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Based upon 6,479,633 shares of Common Stock of the Issuer outstanding as of September 30, 2018, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 12, 2018.

CUSIP No. 83558L105

1	Names of Reporting Persons Montreux Equity Management V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 571,428

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 571,428

11	Aggregate Amount Beneficially Owned by Each Reporting Person 571,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (2)

14	Type of Reporting Person CO

(1)  This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Based upon 6,479,633 shares of Common Stock of the Issuer outstanding as of September 30, 2018, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 12, 2018.

CUSIP No. 83558L105

1	Names of Reporting Persons Daniel K. Turner III

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒(1)

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 571,428

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 571,428

11	Aggregate Amount Beneficially Owned by Each Reporting Person 571,428

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (2)

14	Type of Reporting Person IN

(1)  This Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  Based upon 6,479,633 shares of Common Stock of the Issuer outstanding as of September 30, 2018, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 12, 2018.

CUSIP No. 83558L105

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of Sonoma Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1129 N. McDowell Blvd., Petaluma, California 94954.

Item 2.   Identity and Background.

(a)(b)(c)(f) This statement is being filed by:

1)             Montreux Equity Partners V, L.P., a Delaware limited partnership (“MEP V”);

2)             Montreux Equity Management V, LLC, a Delaware limited liability company (“MEM V”); and

3)             Daniel K. Turner IIII, a U.S. citizen (“Turner”).

MEP V, MEM V and Turner are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”  MEP V’s principal business is making investments in the securities of other entities.  MEM V is the investment manager to and sole general partner of MEP V and Turner is the sole manager of MEM V.

(d)(e) In the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Common Stock is $1,999,998.00.  The source of funds for acquiring the foregoing shares of Common Stock was the capital contributions from the general and limited partners of MEP V.

Item 4.   Purpose of Transaction.

The shares of Common Stock covered by this Schedule 13D were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.  However, the Reporting Persons now have the intent to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock for all shareholders.  Consistent with such purpose, on November 2, 2018, Turner on behalf of MEP V, sent a letter (the “Letter”) to the Board of Directors of the Issuer (the “Board”) to propose that the following actions be taken:

1.        Sharon Barbari, Jay Birnbaum and Jerry McLaughlin should immediately resign as members of the Board and be replaced by new independent directors that will focus on maximizing shareholder value as opposed to entrenchment.

2.        The Issuer should immediately reduce Board compensation to reflect a more customary amount for a company of this size by eliminating its tax gross up policy to non-executive members of the Board of Directors of the Issuer.

3.        The Issuer should immediately eliminate its unreasonable takeover defenses, including, without limitation, its poison pill rights plan, its staggered board election policy, its prohibition on shareholders calling special meetings and its requirement that two-thirds of voting shares outstanding be required to approve any amendment to the Bylaws and certain amendments to its Certificate of Incorporation.

CUSIP No. 83558L105

4.        The Issuer should pursue appropriate strategic alternatives, including the sale of the Issuer (instead of the highly dilutive equity financing currently contemplated).

The reasons for proposing the actions above are discussed in detail in the Letter, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Except as otherwise described in this statement, including the Letter attached hereto, none of the Reporting Persons currently has any other plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right, subject to Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended, to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.   Interest in Securities of the Issuer.

(a) and (b)             As of the date hereof, the shares of Common Stock are held directly by MEP V.  MEM V serves as investment manager to and general partner of MEP V.  By reason of such relationships, MEM V may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP V.  MEM V disclaims beneficial ownership of all such shares.  Turner serves as sole manager of MEM V.  By reason of such relationship, Turner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP V.  Turner disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest in MEP V and MEM V.

All percentages of Common Stock disclosed in this statement are based on 6,479,633 shares of Common Stock of the Issuer outstanding as of September 30, 2018, as reported by the Issuer in its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 12, 2018.

(c)           During the past sixty days prior to November 2, 2018, the Reporting Persons have not acquired any shares of the Issuer’s Common Stock.

(d)           Under certain circumstances set forth in the limited partnership agreement of MEP V, the general and limited partners of such entity may be deemed to have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer owned by MEP V.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the limited partnership agreement of MEP V, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 83558L105

Item 7.   Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Letter from Montreux Equity Partners V, L.P. to the Board of Directors of Sonoma Pharmaceuticals, Inc., dated November 2, 2018.

CUSIP No. 83558L105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 5, 2018

MONTREUX EQUITY PARTNERS V, L.P.
By: MONTREUX EQUITY MANAGEMENT V, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Member

MONTREUX EQUITY MANAGEMENT V, LLC

By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Member

DANIEL K. TURNER III

/s/ Daniel K. Turner III